pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE MKT	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Private Placement Completed

Vancouver BC,  September 21, 2015:  Pacific Booker Minerals Inc. has completed 277,800 units of the non-brokered private placement originally announced on June 11 and amended on July 24, 2015.  The private placement units consist of one share at a purchase price of $2.00 per share, and one warrant to purchase an additional half of one share at a price of $2.50 per share, exercisable any time prior to 5:00 p.m. Vancouver time on September 21, 2017.  The shares shall not be traded before January 21, 2016.  Proceeds from this private placement total $555,600, which will be used for general working capital.

The private placement had not been completed when the trading price of the shares dropped below $5.00.  To complete the placement and ensure that the Company would have operating funds during the next phase, the private placement price was amended to near the market price and the number of units was amended to ensure sufficient working capital for the Company to continue in operation.  A total of 17 placees participated.  No insiders participated in the private placement.  No finders fee or commission was payable for this private placement.

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On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml